Exhibit (a)(5)(G)

27-CV-12-25211	Filed in Fourth Judicial District Court 12/21/2012 1:27:38 PM Hennepin County Civil, MN

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Case Type: Other Civil

JAY SCHUFMAN, individually and on behalf of all others similarly situated,	File No. -CV-12-______

Plaintiff,

vs.	CLASS ACTION COMPLAINT

CARIBOU COFFEE COMPANY, INC., GARY A. GRAVES, KIP R. CAFFEY, SARAH PALISI CHAPIN, WALLACE B. DOOLIN, CHARLES H. OGBURN, PHILIP H. SANFORD, MICHAEL J. TATTERSFIELD, JAB BEECH INC., and PINE MERGER SUB, INC.,	JURY TRIAL DEMANDED

Defendants.

Plaintiff, by his undersigned attorneys, for his class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of Caribou Coffee Company, Inc. (“Caribou” or the “Company”) asserting claims against the members of Caribou’s Board of Directors (the “Board” or “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Jab Beech Inc. (“Jab Beech”) for an unfair price and against Caribou, Jab Beech, and Jab Beech’s wholly-owned subsidiary, Pine Merger Sub, Inc. (“Merger Sub,” and collectively with Jab Beech, “JAB”) for aiding and abetting the Board’s breaches.

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2. The Individual Defendants have attempted to solicit Caribou’s shareholders to tender their shares pursuant to a tender offer commenced by JAB to acquire all of Caribou’s outstanding shares for $16.00 per share of Caribou common stock (the “Proposed Transaction”).

3. On December 17, 2012, Caribou and JAB jointly announced that they had entered into a definitive merger agreement (the “Merger Agreement”) to accomplish the sale of Caribou to JAB. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein) by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given Caribou’s recent performance, as well as its future growth prospects, the consideration shareholders will receive is inadequate, fails to maximize shareholder value, and undervalues the Company. Furthermore, Caribou and JAB knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

4. Plaintiff Jay Schufman, a Minnesota resident, is and has been continuously throughout all times relevant hereto the owner of Caribou common stock.

5. Defendant Caribou is a Minnesota corporation and maintains its principal executive offices at 3900 Lakebreeze Avenue North, Brooklyn Center, Minnesota 55429. Caribou is one of the leading coffee companies in the United States, with a compelling multi-channel approach to its customers. According to the Company Form 10-K filed with the United States Securities and Exchange Commission on March 16, 2012, based on the number of coffeehouses, Caribou is the second largest company-operated premium coffeehouse operator in the United States. Caribou common stock trades on the NASDAQ GS stock exchange under the ticker “CBOU.”

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6. Defendant Gary A. Graves (“Graves”) has served as a Caribou director since August 2007 and was named Chairman of the Board in November 2007. According to the Company’s website, Graves is a member of the Company’s Audit Committee and Nominating Committee.

7. Defendant Kip R. Caffey (“Caffey”) has served as a Caribou director since October 2005. According to the Company’s website, Caffey is chairperson of the Company’s Audit Committee and is a member of the Compensation Committee.

8. Defendant Sarah Palisi Chapin (“Chapin”) has served as a Caribou director since August 2007. According to the Company’s website, Chapin is chairperson of the Company’s Compensation Committee and is a member of the Nominating Committee.

9. Defendant Wallace B. Doolin (“Doolin”) has served as a Caribou director since October 2005. According to the Company’s website, Doolin is chairperson of the Company’s Nominating Committee and is a member of the Audit Committee and Compensation Committee.

10. Defendant Charles H. Ogburn (“Ogburn”) has served as a Caribou director since January 2003.

11. Defendant Philip H. Sanford (“Sanford”) has served as a Caribou director since January 2003. According to the Company’s website, Sanford is a member of the Company’s Audit Committee, Compensation Committee, and Nominating Committee.

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12. Defendant Michael J. Tattersfield (“Tattersfield”) has served as a Caribou director since 1997 and has also served as the Company’s President and Chief Executive Officer (“CEO”) since August 2008.

13. Defendant Jab Beech Inc. is a Delaware corporation and affiliate of Joh. A. Benckiser, a German private equity group focused on long term investments in premium brands in the broader consumer goods category.

14. Defendant Pine Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of Jab Beech that was created for the sole purpose of effecting the Proposed Transaction.

15. The defendants identified in 6-12 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Caribou, and owe plaintiff and Caribou’s other public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, candor, and full and fair disclosure.

16. Each of the Individual Defendants at all times had the power to control and direct Caribou to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all of Caribou’s public shareholders. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

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JURISDICTION AND VENUE

17. Jurisdiction is proper in this District because Defendant Caribou is headquartered in and regularly transacts business within Hennepin County, or Defendants have committed torts within this County or solicit business in this County or should reasonably expect the acts to have consequences in this County and derive substantial revenue from interstate or international commerce.

18. Venue is proper in this District because, inter alia, Caribou’s principal place of business is in Hennepin County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in this County.

STATUTORY STANDARD OF CONDUCT

19. Each of the Individual Defendants failed to discharge his or her duties as a director of Caribou in good faith, in a manner he or she reasonably believed to be in the best interests of Caribou, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances, thereby failing to adhere to the standard of conduct required of them pursuant to Minn. Stat. § 302A.251.

20. Pursuant to Minn. Stat. § 302A.251, subd. 4, any provision in Caribou’s articles of incorporation limiting director liability is ineffective with respect to the Individual Defendants’ conduct alleged herein because such conduct was reckless and not in good faith and constituted a breach of loyalty to Caribou and its shareholders.

21. Pursuant to Minn. Stat. § 302A.361, Individual Defendant Tattersfield was required to discharge his duties in good faith, in a manner he reasonably believed to be in the best interests of Caribou, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

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22. In addition, as Caribou President and CEO, Individual Defendant Tattersfield failed to discharge his duties in good faith, failed to discharge his duties in a manner he reasonably believed to be in the best interests of Caribou, and failed to discharge his duties with the care an ordinarily prudent person in a like position would exercise under similar circumstances.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action on his own behalf and as a class action, pursuant to Minn. R. Civ. P. 23, on behalf of himself and the public shareholders of Caribou (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of December 16, 2012, there were 20,335,083 shares of Caribou common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and

b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

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27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

30. On November 8, 2012, Caribou issued a press release wherein it announced its fiscal 2012 third quarter financial results. The Company reported that coffeehouse sales were $61.0 million in the third quarter of 2012, an increase of 4.0% compared to $58.7 million in the third quarter of 2011, and franchise sales were $4.3 million in the third quarter of 2012, an increase of 45.0% compared to $3.0 million in the third quarter of 2011.

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31. The press release provided updated guidance for the full year 2012 of diluted earnings per share of $0.44 to $0.46, excluding any potential financial impact related to Hurricane Sandy. However, the press release provided the following preliminary view for 2013:

•	Net sales growth of approximately 6% to 8%.

•	Comparable coffeehouse sales growth of 2% to 4%.

•	Commercial sales growth of approximately 10%.

•	Coffeehouse unit growth of 10% to 12%, of which approximately 15 to 20 units will be Company-owned coffeehouse openings.

•	Diluted earnings per share of $0.52 to $0.55.

32. Individual Defendant Tattersfield was pleased with the Company’s results.

He commented in the press release:

Our third quarter performance was in-line with our expectations. We leveraged on-going product innovation and an unyielding focus on customer service to grow comparable coffeehouse sales of 3.5% in the quarter. We also opened 20 new coffeehouses in the quarter, six of which were company owned. We continue to focus on our multi-channel premium coffee business model to build the Caribou brand, and are confident in our ability to drive future growth across all of our lines of business.

33. The press release was issued after the close of trading on November 8, 2012. The Company’s stock closed that day at $11.15 per share. It closed the next day, November 9, 2012, at $11.95 per share on much heavier than normal volume. Investors clearly liked what they heard in the press release.

34. The Board has willingly entered into the Proposed Transaction to the detriment of the Company’s shareholders.

35. On December 17, 2012, Caribou and JAB issued a joint press release wherein they announced the Proposed Transaction. Specifically, Caribou announced its entry into the Merger Agreement under which JAB will acquire all of the Company’s outstanding common stock through a tender offer for $16.00 per share in cash, or a total of approximately $340 million, followed by a short-form merger. The Merger Agreement was unanimously approved by Caribou’s independent directors.

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36. The proposed consideration is inadequate and undervalues the Company for the benefit of short-term profit at the expense of the Company’s long-term gains.

37. The press release claims the $16.00 per share price “represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.” The representation is misleading because analysts have estimated the Company’s value at up to $20.00 per share, and the Company’s shares closed as high as $18.64 as recently as March 30, 2012.

38. Moreover, to the detriment of the Company’s shareholders, the Merger Agreement’s terms substantially favor JAB and are calculated to unreasonably dissuade potential suitors from making competing offers.

39. The Individual Defendants have ensured the failure of any post-Merger Agreement market check by agreeing to a “No Solicitation” provision in Section 6.2 of the Merger Agreement that unfairly restricts the Individual Defendants from soliciting alternative proposals by, among other things, constraining their ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. Section 6.2(a) of the Merger Agreement states:

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries shall, directly or indirectly . . . :

(i) initiate, solicit, knowingly encourage, induce or assist any inquiries or the making, submission, announcement or consummation of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

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(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide or furnish any information or data relating to the Company . . . or afford access to the business, properties, assets, books, records or personnel of the Company . . . to any Person . . . that could reasonably be expected to initiate, solicit, encourage, induce or assist the making, submission or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii) approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Acquisition Proposal; or

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Requisite Company Vote is obtained, if the Company has not breached this Section 6.2, the Company may (A) provide information (which may include non-public information) in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement and which shall not prohibit the Company from complying with the terms of this Section 6.2, and prior to or concurrently delivers to [JAB] any such information to the extent not previously provided to [JAB] and (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described in clause (A) above, if and only to the extent that, prior to taking any action described in clauses (A) and (B) above, the board of directors of the Company has determined in good faith (after consultation with its outside financial advisors and outside legal counsel) that (x) failure to take such action would reasonably be expected to violate the directors’ fiduciary duties under applicable Law and (y) based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal.

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40. Moreover, Caribou is also obligated to notify JAB of the receipt of any unsolicited alternative proposals or inquiries with respect thereto made to the Company within 24 hours of receipt, including the identity of the party making the request, the material terms and conditions of the request, and all written materials provided in connection with the request, and to keep JAB apprised of developments with respect thereto. Section 6.2(f) of the Merger Agreement states:

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify [JAB] if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it . . . indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep [JAB] informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto and, in no event later than 24 hours after receipt, copies of any additional or revised written requests, proposals or offers, including proposed agreements) and the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified. The Company agrees that it . . . will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to [JAB] in accordance with this Section 6.2(f). Without limiting the generality of the foregoing or Section 6.2(a), the Company shall notify [JAB] in advance of beginning to provide information to any Person relating to an Acquisition Proposal or beginning discussions or negotiations with any Person regarding an Acquisition Proposal.

41. The Merger Agreement contains a “fiduciary out” provision permitting the Individual Defendants to cause Caribou to pursue a superior proposal if the failure to do so would constitute a breach of fiduciary duty. Other sections of the Merger Agreement, however, render this “fiduciary out” provision meaningless. For example, as noted above, Section 6.2(f) states that Caribou must notify JAB of any proposals, offers, or any overtures of interest from other potential suitors. Furthermore, Section 6.2(c) of the Merger Agreement also gives JAB a “match right” with respect to any potential superior proposal that is made to the Company. Section 6.2(c) of the Merger Agreement states, in relevant part:

provided, however, that no such action may be made pursuant to this Section 6.2(c) or Section 8.3(b) until after at least four business days following [JAB]’s receipt of notice from the Company (as may be extended or renewed pursuant to this paragraph, the “Notice Period”) advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including in the case of any Acquisition Proposal all necessary information under Section 6.2(f) (which notice shall not constitute a Change of Recommendation); provided, further that (i) during the Notice

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Period, the Company shall . . . not to enter into any Alternative Acquisition’ Agreement, (ii) the Company shall, and shall cause its financial advisors and outside legal counsel to, negotiate with [JAB] in good faith during the Notice Period (to the extent [JAB] desires to negotiate) to enable [JAB] to propose revisions to the terms of this Agreement that obviate the need of the board of directors of the Company to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b), including in the case of a Superior Proposal, by such Superior Proposal no longer constituting a Superior Proposal, (iii) following the end of the Notice Period, the board of directors of the Company shall have considered in good faith any changes to the terms of this Agreement proposed by [JAB] and any other information provided by [JAB] and shall have determined (after consultation with its outside financial advisors and outside legal counsel) that if such changes were to be given effect that failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) would reasonably be expected to result in a violation of the directors’ fiduciary duties under applicable Law and, in the case of clause (y) above, any such Superior Proposal would continue to constitute a Superior Proposal and (iv) in the event of each and every change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of any Superior Proposal, the Company shall, in each case, have delivered to [JAB] an additional notice consistent with that described in the first proviso of this paragraph and a new Notice Period under this paragraph shall commence, during which time the Company shall be required to comply with the requirements of this Section 6.2(c) anew with respect to such additional notice, including clauses (i) through (iv) of this proviso. Notwithstanding the foregoing, to the extent that a notice is required under this Section 6.2(c) (in connection with a termination pursuant to Section 8.3(b)) relates to a Superior Proposal for which the requisite notice or additional notice has been given pursuant to this Section 6.2(c) (in connection with a Change of Recommendation), no new or additional notice or Notice Period will be required for such termination pursuant to Section 8.3(b).

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42. Further locking up control of the Company in favor of JAB is Section 8.5 of the Merger Agreement, which contains a “Termination Fee” of $10,380,000. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

43. Additionally, JAB is the beneficiary of a “Top-Up Option” in Section 1.4 that ensures that JAB gains the shares necessary to effectuate a short-form merger. The Top-Up Option allows JAB to purchase from the Company up to the number of newly issued shares equal to the number of shares that, when added to the number of shares owned by JAB at the time of exercise of the Top-Up Option, constitutes up to one share more than the number of shares entitled to cast 90% of the fully diluted shares but not less than one share more than 90% of the number of shares then outstanding (after giving effect to the issuance of the Top-Up Option shares) for a purchase price per Top-Up Option Share equal to $16.00 per share. The Top-Up Option provision enables JAB to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

44. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Caribou is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

45. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

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COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

46. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

47. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Caribou’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Caribou’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Caribou’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Caribou; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

48. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

49. As alleged herein, the Individual Defendants have initiated a process to sell Caribou that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Caribou at a price that does not adequately reflect the Company’s true value. The Individual Defendants also

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failed to sufficiently inform themselves of Caribou’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

50. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

51. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against

Caribou and JAB)

52. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

53. Defendants Caribou and JAB knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Caribou provided, and JAB obtained, sensitive nonpublic information concerning Caribou’s operations and thus JAB had unfair advantages which are enabling it to acquire the Company at an unfair and inadequate price.

54. As a result of this conduct, plaintiff and the other members of the Class have and will be damaged in that they have been and will be prevented from obtaining a fair price for their Caribou shares.

55. Plaintiff and the members of the Class have no adequate remedy at law.

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COUNT III

(Violation of Minn. Stat. § 302A.467)

56. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

57. Pursuant to Minn. Stat. § 302A.467, where a corporation formed under Minnesota law or an officer or director of such a corporation violates a provision of Minn. Stat. §§ 302A.001 et seq., a court in this state may, in an action brought by a shareholder of the corporation, grant any equitable relief it deems just and reasonable in the circumstances and award expenses, including attorneys’ fees and disbursements, to the shareholder.

58. The Individual Defendants breached the standard of conduct imposed upon them by Minn. Stat. §§ 302A.251 and Minn. Stat. § 302A.361, thereby violating said statutory provisions, and violated §302A.255, as set forth herein.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

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E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: December 21, 2012

LOCKRJDGE GRINDAL NAUEN P.L.L.P.

By:	/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173)
Gregg M. Fishbein (No. 202009) Karen H. Riebel (No. 219770) 100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401 Telephone: (612) 339-6900 Facsimile: (612) 339-0981

Attorneys for Plaintiff

OF COUNSEL:

RIGRODSKY & LONG, P.A.
Seth D. Rigrodsky Brian D. Long Gina M. Serra 2 Righter Parkway, Suite 120 Wilmington, DE 19803 Tel.: (302) 295-5310 Fax: (302) 654-7530

THE ROSEN LAW FIRM, P.A.
Lawrence Rosen Phillip Kim 275 Madison Avenue New York, New York 10016 Tel: (212) 785-2610 Fax: (212) 226-4684

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ACKNOWLEDGEMENT

The undersigned hereby acknowledges that sanctions, including costs, disbursements and reasonable attorney fees may be awarded pursuant to Minn. Stat. § 549.211 to the party against whom the allegations in this pleading are asserted.

/s/ Vernon J. Vander Weide
Vernon J. Vander Weide (No. 112173)

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